SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 14, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release  ANGLOGOLD ASHANTI UPDATES Q2:2009 MARKET GUIDANCE news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No. 1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department:\ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
14 July 2009
ANGLOGOLD ASHANTI UPDATES SECOND QUARTER GUIDANCE
On 31 March 2009 AngloGold Ashanti guided second quarter production of 1.140Moz, with cash costs in a range of $465/oz to $485/oz, depending on currency assumptions. The company will report production of 1.127Moz for the second quarter, 1% below forecast, with cash costs within the guided range.
The slightly lower production is due to a number of safety-related stoppages at the Vaal River mines, and the closure on 22 May of Savuka mine due to a series of seismic events which damaged the sub-shaft infrastructure, as previously disclosed. Offsetting these production shortfalls are improved performances from Obuasi in Ghana and Geita in Tanzania, together with continued strong performances from Mponeng and TauTona in South Africa and the company’s South American operations. The other operations in Africa, Australia and North
America performed in line with expectations.
AngloGold Ashanti will release full second quarter results on 31 July 2009.
ENDS
Contacts
Tel:
Mobile:
E-mail:
Sicelo Ntuli (Investor s) +27 (0) 11 637 6339 +27 (0) 71 608 0991 sntuli@AngloGoldAshanti.com
Stewart Bailey (Investor) +1 212 836 4303 +1 646 717 3978 sbailey@AngloGoldAshanti.com
Alan Fine (Media) +27 (0) 11 637 6383 +27 (0) 83 250 0757 afine@anglogoldashanti.com
Joanne Jones (Media) +27 (0) 11 637-6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of Anglo Gold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.comand under the“ Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 14, 2009
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary